Contact

www.linkedin.com/in/sachin-jhangiani-09132710 (LinkedIn)

Top Skills

MBS

Hedge Funds

Fixed Income

Sachin Jhangiani

Co-Founder and CMO at Elevate.Money

Miami, Florida, United States

Experience

Elevate.Money

Co-Founder and CMO at Elevate.Money

May 2020 - Present (3 years 8 months)

Miami, Florida, United States

Elevate.Money provides alternative investment access to millennials via its tech-driven platform www.elevate.money. Elevate.Money offers fractionalized interests in commercial real estate portfolios to non-millionaires via a seamless and user-friendly digital interface.

Raving Fan

Founder

June 2018 - Present (5 years 7 months)

Phoenix, Arizona, United States

Elite Restaurants

Advisor

April 2017 - September 2020 (3 years 6 months)

Phoenix, Arizona Area

Excited to officially join the Elite Restaurant team in an Advisor capacity

http://finance.azcentral.com/azcentral/news/read/34159358

https://angel.co/sachin-jhangiani

Nomura

Managing Director

July 2010 - June 2015 (5 years)

Greater New York City Area

Bank of America

Director

April 2004 - January 2009 (4 years 10 months)

Greater Los Angeles Area

Credit Suisse

Vice President

June 1998 - March 2002 (3 years 10 months)

Greater New York City Area

Education

NYU Stern School of Business

B.S., Finance · (1996 - 1999)